Exhibit 99.2

Reconciliation between U.S. GAAP and International Financial Reporting Standards

These interim unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:

(i)	Reconciliation of condensed consolidated statements of operations

	Six Months Ended June 30, 2022
		IFRS adjustments
	Amounts as	Lease		Divestment of an
	reported under	amortization	Issuance costs	equity investee	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	under IFRS

	(in US$’000)
Costs of goods—third parties	(115,567)	22	—	—	(115,545)
Research and development expenses	(181,741)	14	—	—	(181,727)
Selling expenses	(22,221)	25	—	—	(22,196)
Administrative expenses	(57,521)	93	—	—	(57,428)
Total operating expenses	(398,801)	154	—	—	(398,647)
Other (expense)/income, net	(3,882)	(161)	—	—	(4,043)
Loss before income taxes and equity in earnings of equity investees	(200,636)	(7)	—	—	(200,643)
Income tax benefit/(expense)	4,215	—	—	—	4,215
Equity in earnings of equity investees, net of tax	33,549	(9)	—	—	33,540
Net loss	(162,872)	(16)	—	—	(162,888)
Less: Net loss/(income) attributable to non-controlling interests	11	(1)	—	—	10
Net loss attributable to the Company	(162,861)	(17)	—	—	(162,878)

	Six Months Ended June 30, 2021
		IFRS adjustments
	Amounts as	Lease		Divestment of an
	reported under	amortization	Issuance costs	equity investee	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (c))	under IFRS

	(in US$’000)
Costs of goods—third parties	(107,511)	19	—	—	(107,492)
Research and development expenses	(123,050)	10	—	—	(123,040)
Selling expenses	(18,007)	27	—	—	(17,980)
Administrative expenses	(36,790)	73	724	—	(35,993)
Total operating expenses	(301,096)	129	724	—	(300,243)
Other (expense)/income, net	3,287	(196)	—	—	3,091
Loss before income taxes and equity in earnings of equity investees	(140,447)	(67)	724	—	(139,790)
Income tax benefit/(expense)	(1,859)	—	—	727	(1,132)
Equity in earnings of equity investees, net of tax	42,966	(3)	—	(10,003)	32,960
Net loss	(99,340)	(70)	724	(9,276)	(107,962)
Less: Net loss/(income) attributable to non-controlling interests	(3,057)	5	—	1,855	(1,197)
Net loss attributable to the Company	(102,397)	(65)	724	(7,421)	(109,159)

(ii)	Reconciliation of condensed consolidated balance sheets

	June 30, 2022
		IFRS adjustments
	Amounts as	Lease	Issuance	Capitalization	LTIP
	reported under	amortization	costs	of rights	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Investments in equity investees	82,999	(32)	—	—	—	82,967
Other non-current assets	45,038	(257)	—	10,833	—	55,614
Total assets	1,194,333	(289)	—	10,833	—	1,204,877

Other payables, accruals and advance receipts	233,606	—	—	—	(782)	232,824
Total current liabilities	321,856	—	—	—	(782)	321,074
Total liabilities	342,484	—	—	—	(782)	341,702

Additional paid-in capital	1,484,578	—	(697)	—	782	1,484,663
Accumulated losses	(773,189)	(250)	697	11,084	—	(761,658)
Accumulated other comprehensive income	1,882	(1)	—	(278)	—	1,603
Total Company’s shareholders’ equity	799,728	(251)	—	10,806	782	811,065
Non-controlling interests	52,121	(38)	—	27	—	52,110
Total shareholders’ equity	851,849	(289)	—	10,833	782	863,175

	December 31, 2021
		IFRS adjustments
	Amounts as	Lease	Issuance	Capitalization	LTIP
	reported under	amortization	costs	of rights	classification	Amounts
	U.S. GAAP	(note (a))	(note (b))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Investments in equity investees	76,479	(24)	—	—	—	76,455
Other non-current assets	42,831	(257)	—	11,296	—	53,870
Total assets	1,372,661	(281)	—	11,296	—	1,383,676

Other payables, accruals and advance receipts	210,839	—	—	—	(12,836)	198,003
Total current liabilities	311,658	—	—	—	(12,836)	298,822
Total liabilities	333,147	—	—	—	(12,836)	320,311

Additional paid-in capital	1,505,196	—	(697)	—	12,836	1,517,335
Accumulated losses	(610,328)	(233)	697	11,084	—	(598,780)
Accumulated other comprehensive income	5,572	(7)	—	185	—	5,750
Total Company’s shareholders’ equity	986,893	(240)	—	11,269	12,836	1,010,758
Non-controlling interests	52,621	(41)	—	27	—	52,607
Total shareholders’ equity	1,039,514	(281)	—	11,296	12,836	1,063,365

Notes:

(a)Lease amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(c)Divestment of an equity investee

Under U.S. GAAP, an equity method investment to be divested that does not qualify for discontinued operations reporting would not qualify for held-for-sale classification. The investment in HBYS was not presented as a discontinued operation or as an asset classified as held-for-sale after the signing of the sale and purchase agreement in March 2021 and therefore, it was accounted for under the equity method until closing on September 28, 2021.

Under IFRS, an equity method investment may be classified as held-for-sale even if the discontinued operations criteria are not met. The investment in HBYS was not presented as a discontinued operation but was classified as held-for-sale and therefore equity method accounting was discontinued in March 2021 on the initial classification as held-for-sale. Accordingly, the reconciliation includes a classification difference in the interim unaudited condensed consolidated statement of operations between equity earnings of equity investees, net of tax and income tax expense.

(d)	Capitalization of development and commercial rights

Under U.S. GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as in-process research and development and were expensed to research and development expense.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(e)	LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

Dividends

No dividend has been paid or declared by the Company for the six months ended June 30, 2022 and 2021.